SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                            ______________________

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                             ELSINORE CORPORATION
                               (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
                          (Title of Class of Securities)


                               [Application Pending]
                                (CUSIP Number)

                                JOHN C. WATERFALL
                               10 EAST 50TH STREET
                            NEW YORK, NEW YORK  10022
                                (212) 705-0500

                (Name, address and telephone number of person
               authorized to receive notices and communications)

                              FEBRUARY 28, 1997
            (Date of event which requires filing of this statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

      Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

      NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                                Page 1 of 58 Pages

13D
CUSIP No.  [Application Pending]
___________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                              Morgens Waterfall Income Partners, L.P.

_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [x]
                                                                    (b)  [ ]
_____________________________________________________________________________
     (3)  SEC USE ONLY
_____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
                        WC, 00
____________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                              New York
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                                       130,100 - See Response to Item 5
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                 - 0 -
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                        130,100 - See Response to Item 5
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                 - 0 -
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                130,100
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                2.6%
_____________________________________________________________________________
          (14)  TYPE OF REPORTING PERSON **
                                                PN
_____________________________________________________________________________
                  ** SEE INSTRUCTIONS BEFORE FILLING OUT!
                                Page 2 of 58 Pages

13D
CUSIP No.  [Application Pending]
____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                              Restart Partners, L.P.

_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [x]
                                                                    (b)  [ ]
_____________________________________________________________________________
     (3)  SEC USE ONLY
_____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
                        WC, 00
____________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                                 Delaware
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                                        813,127 - - See Response to Item 5
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                   - 0 -
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                           813,127 - See Response to Item 5
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                  - 0 -
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                 813,127
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                16.5%
_____________________________________________________________________________
          (14)  TYPE OF REPORTING PERSON **
                                                PN
_____________________________________________________________________________
                  ** SEE INSTRUCTIONS BEFORE FILLING OUT!
                                Page 3 of 58 Pages

13D
CUSIP No.  [Application Pending]
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                              Restart Partners II, L.P.

_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [x]
                                                                    (b)  [ ]
_____________________________________________________________________________
     (3)  SEC USE ONLY
_____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
                        WC, 00
____________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                              Delaware
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                                      1,156,964 - See Response to Item 5
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                    - 0 -
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                        1,156,964 - See Response to Item 5
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                    - 0 -
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                  1,156,964
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                23.5%
_____________________________________________________________________________
      (14)  TYPE OF REPORTING PERSON **
                                                PN
_____________________________________________________________________________
                  ** SEE INSTRUCTIONS BEFORE FILLING OUT!
                                Page 4 of 58 Pages

13D
CUSIP No.  [Application Pending]
____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                            Restart Partners III, L.P.

_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [x]
                                                                    (b)  [ ]
_____________________________________________________________________________
     (3)  SEC USE ONLY
_____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
                              WC, 00
____________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                             Delaware
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                                       803,834 - - See Response to Item 5
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                     - 0 -
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                        803,834 - See Response to Item 5
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                     - 0 -
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                   803,834
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                16.3%
_____________________________________________________________________________
       (14)  TYPE OF REPORTING PERSON **
                                                PN
_____________________________________________________________________________
                  ** SEE INSTRUCTIONS BEFORE FILLING OUT!
                                Page 5 of 58 Pages

13D
CUSIP No.  [Application Pending]
____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                              Restart Partners IV, L.P.

_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [x]
                                                                    (b)  [ ]
_____________________________________________________________________________
     (3)  SEC USE ONLY
_____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
                        WC, 00
____________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                              Delaware
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                                       506,462 - See Response to Item 5
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                        - 0 -
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                         506, 462 - See Response to Item 5
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                        - 0 -
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                506,462
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                10.3%
_____________________________________________________________________________
          (14)  TYPE OF REPORTING PERSON **
                                                PN
_____________________________________________________________________________
                  ** SEE INSTRUCTIONS BEFORE FILLING OUT!
                                Page 6 of 58 Pages

13D
CUSIP No.  [Application Pending]
____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                             Restart Partners V, L.P.

_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [x]
                                                                    (b)  [ ]
_____________________________________________________________________________
     (3)  SEC USE ONLY
_____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
                              WC, 00
____________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                              Delaware
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                                     134,747 - See Response to Item 5
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                    - 0 -
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                      134,747 - See Response to Item 5
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                    - 0 -
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                    134,747
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                2.7%
_____________________________________________________________________________
       (14)  TYPE OF REPORTING PERSON **
                                                PN
_____________________________________________________________________________
                  ** SEE INSTRUCTIONS BEFORE FILLING OUT!
                                Page 7 of 58 Pages

13D
CUSIP No.  [Application Pending]
____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                           The Common Fund for Non-Profit Organizations

_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [x]
                                                                    (b)  [ ]
_____________________________________________________________________________
     (3)  SEC USE ONLY
_____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
                              WC, 00
____________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                              New York
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                                     232,322 - See Response to Item 5
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                  - 0 -
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                      232, 322 - See Response to Item 5
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                  - 0 -
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                232,322
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                4.7%
_____________________________________________________________________________
       (14)  TYPE OF REPORTING PERSON **
                                                CO
_____________________________________________________________________________
                  ** SEE INSTRUCTIONS BEFORE FILLING OUT!
                                Page 8 of 58 Pages

13D
CUSIP No.  [Application Pending]
____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                            MWV Employee Retirement Plan Group Trust

_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [x]
                                                                    (b)  [ ]
_____________________________________________________________________________
     (3)  SEC USE ONLY
_____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
                              WC, 00
____________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                              New York
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                                      41,818 - See Response to Item 5
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                - 0 -
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                        41,818 - See Response to Item 5
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                - 0 -
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                41,818
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                0.8%
_____________________________________________________________________________
       (14)  TYPE OF REPORTING PERSON **
                                                EP
_____________________________________________________________________________
                  ** SEE INSTRUCTIONS BEFORE FILLING OUT!
                               Page 9 of 58 Pages

13D
CUSIP No.  [Application Pending]
____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                            Betje Partners

_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [x]
                                                                    (b)  [ ]
_____________________________________________________________________________
     (3)  SEC USE ONLY
_____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
                              WC, 00
____________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                              New York
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                                      213,736 - See Response to Item 5
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                - 0 -
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                        213,736 - See Response to Item 5
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                - 0 -
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                213,736
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                4.3%
_____________________________________________________________________________
       (14)  TYPE OF REPORTING PERSON **
                                                PN
_____________________________________________________________________________
                  ** SEE INSTRUCTIONS BEFORE FILLING OUT!
                               Page 10 of 58 Pages

13D
CUSIP No.  [Application Pending]
____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                            Phoenix Partners, L.P.

_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [x]
                                                                    (b)  [ ]
_____________________________________________________________________________
     (3)  SEC USE ONLY
_____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
                              WC, 00
____________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                              New York
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                                      613,330 - See Response to Item 5
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                - 0 -
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                        613,330 - See Response to Item 5
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                - 0 -
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                613,330
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                12.4%
_____________________________________________________________________________
       (14)  TYPE OF REPORTING PERSON **
                                                PN
_____________________________________________________________________________
                  ** SEE INSTRUCTIONS BEFORE FILLING OUT!
                               Page 11 of 58 Pages

13D
CUSIP No.  [Application Pending]
____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                           Morgens, Waterfall, Vintiadis & Company, Inc.
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [x]
                                                                    (b)  [ ]
_____________________________________________________________________________
     (3)  SEC USE ONLY
_____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
                              AF
____________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                              New York
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                                         446,058 - See Response to Item 5
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                - 0 -
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                           446,058 - See Response to Item 5
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                - 0 -
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                       446,058 - See Response to Item 5
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                9.0%
_____________________________________________________________________________
       (14)  TYPE OF REPORTING PERSON **
                                                CO
_____________________________________________________________________________
                  ** SEE INSTRUCTIONS BEFORE FILLING OUT!
                               Page 12 of 58 Pages

13D
CUSIP No.  [Application Pending]
____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                            MW Capital, L.L.C.

_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [x]
                                                                    (b)  [ ]
_____________________________________________________________________________
     (3)  SEC USE ONLY
_____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
                              AF
____________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                              Delaware
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                                        130,100 - See Response to Item 5
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                         - 0 -
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                         130,100 - See Response to Item 5
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                           - 0 -
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                    130,100 - See Response to Item 5
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                2.6%
_____________________________________________________________________________
       (14)  TYPE OF REPORTING PERSON **
                                                CO
_____________________________________________________________________________
                  ** SEE INSTRUCTIONS BEFORE FILLING OUT!
                               Page 13 of 58 Pages

13D
CUSIP No.  [Application Pending]
____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                            Prime Group, L.P.

_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [x]
                                                                    (b)  [ ]
_____________________________________________________________________________
     (3)  SEC USE ONLY
_____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
                              AF
____________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                              Delaware
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                                        813,127 - See Response to Item 5
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                         - 0 -
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                         813,127 - See Response to Item 5
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                           - 0 -
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                    813,127 - See Response to Item 5
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                16.5%
_____________________________________________________________________________
       (14)  TYPE OF REPORTING PERSON **
                                                PN
_____________________________________________________________________________
                  ** SEE INSTRUCTIONS BEFORE FILLING OUT!
                               Page 14 of 58 Pages

13D
CUSIP No.  [Application Pending]
____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                            Prime Group II, L.P.

_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [x]
                                                                    (b)  [ ]
_____________________________________________________________________________
     (3)  SEC USE ONLY
_____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
                              AF
____________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                              Delaware
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                                        1,156,964 - See Response to Item 5
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                         - 0 -
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                         1,156,964 - See Response to Item 5
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                           - 0 -
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                    1,156,964 - See Response to Item 5
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                23.5%
_____________________________________________________________________________
       (14)  TYPE OF REPORTING PERSON **
                                                PN
_____________________________________________________________________________
                  ** SEE INSTRUCTIONS BEFORE FILLING OUT!
                               Page 15 of 58 Pages

13D
CUSIP No.  [Application Pending]
____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                            Prime Group III, L.P.

_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [x]
                                                                    (b)  [ ]
_____________________________________________________________________________
     (3)  SEC USE ONLY
_____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
                              AF
____________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                              Delaware
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                                        803,834 See Response to Item 5
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                         - 0 -
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                         803,834 - See Response to Item 5
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                           - 0 -
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                    803,834
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                16.3%
_____________________________________________________________________________
       (14)  TYPE OF REPORTING PERSON **
                                                PN
_____________________________________________________________________________
                  ** SEE INSTRUCTIONS BEFORE FILLING OUT!
                               Page 16 of 58 Pages

13D
CUSIP No.  [Application Pending]
____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                            Prime Group IV, L.P.

_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [x]
                                                                    (b)  [ ]
_____________________________________________________________________________
     (3)  SEC USE ONLY
_____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
                              AF
____________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                              Delaware
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                                        506,462 - See Response to Item 5
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                         - 0 -
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                         506,462 - See Response to Item 5
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                           - 0 -
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                    506,462 - See Response to Item 5
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                10.3%
_____________________________________________________________________________
       (14)  TYPE OF REPORTING PERSON **
                                                PN
_____________________________________________________________________________
                  ** SEE INSTRUCTIONS BEFORE FILLING OUT!
                               Page 17 of 58 Pages

13D
CUSIP No.  [Application Pending]
____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                            Prime Group V, L.P.

_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [x]
                                                                    (b)  [ ]
_____________________________________________________________________________
     (3)  SEC USE ONLY
_____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
                              AF
____________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                              Delaware
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                                        134,747 - See Response to Item 5
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                         - 0 -
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                         134,747 - See Response to Item 5
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                           - 0 -
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                    134,747 - See Response to Item 5
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                2.7%
_____________________________________________________________________________
       (14)  TYPE OF REPORTING PERSON **
                                                PN
_____________________________________________________________________________
                  ** SEE INSTRUCTIONS BEFORE FILLING OUT!
                               Page 18 of 58 Pages

13D
CUSIP No.  [Application Pending]
____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                            Prime, Inc.

_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [x]
                                                                    (b)  [ ]
_____________________________________________________________________________
     (3)  SEC USE ONLY
_____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
                              AF
____________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                              Delaware
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                                        3,415,134 - See Response to Item 5
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                         - 0 -
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                         3,415,134 - See Response to Item 5
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                           - 0 -
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                    3,415,134 - See Response to Item 5
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                69.3%
_____________________________________________________________________________
       (14)  TYPE OF REPORTING PERSON **
                                                CO
_____________________________________________________________________________
                  ** SEE INSTRUCTIONS BEFORE FILLING OUT!
                               Page 19 of 58 Pages

13D
CUSIP No.  [Application Pending]
____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                            MW Management, L.L.C.

_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [x]
                                                                    (b)  [ ]
_____________________________________________________________________________
     (3)  SEC USE ONLY
_____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
                              AF
____________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                              Delaware
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                                        613,330 - See Response to Item 5
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                         - 0 -
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                         613,330 - See Response to Item 5
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                           - 0 -
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                    613,330 - See Response to Item 5
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                12.4%
_____________________________________________________________________________
       (14)  TYPE OF REPORTING PERSON **
                                                CO
_____________________________________________________________________________
                  ** SEE INSTRUCTIONS BEFORE FILLING OUT!
                               Page 20 of 58 Pages

13D
CUSIP No.  [Application Pending]
____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                            John C. "Bruce" Waterfall

_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [x]
                                                                    (b)  [ ]
_____________________________________________________________________________
     (3)  SEC USE ONLY
_____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
                              AF
____________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                              United States
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                                        - 0- See Response to Item 5
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                         - 0 -
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                         - 0- See Response to Item 5
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                           - 0 -
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                    4,646,440 - See Response to Item 5
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                94.3%
_____________________________________________________________________________
       (14)  TYPE OF REPORTING PERSON **
                                                IN
_____________________________________________________________________________
                  ** SEE INSTRUCTIONS BEFORE FILLING OUT!
                               Page 21 of 58 Pages

13D
CUSIP No.  [Application Pending]
____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                            Edwin H. Morgens
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [x]
                                                                    (b)  [ ]
_____________________________________________________________________________
     (3)  SEC USE ONLY
_____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
                              AF
____________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                              United States
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                                      - 0 -See Response to Item 5
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                      - 0 -See Response to Item 5
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                      - 0 -See Response to Item 5
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                      - 0 -See Response to Item 5
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                      - 0 -See Response to Item 5
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [x]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                0.0%
_____________________________________________________________________________
       (14)  TYPE OF REPORTING PERSON **
                                                IN
_____________________________________________________________________________
                  ** SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 22 of 58 Pages

ITEM 1.  SECURITY AND ISSUER.

      This statement on Schedule 13D ("Statement") relates to the common stock, par value $0.001 per share ("Common Stock"), of Elsinore Corporation, a Nevada corporation (the "Issuer"). The principal executive offices of the Issuer are located at 202 Fremont Street, Las Vegas, Nevada 89101.

ITEM 2.  IDENTITY AND BACKGROUND.

      This Statement is filed jointly by (a) Morgens Waterfall Income Partners, L.P. ("MWIP"); (b) Restart Partners, L.P. ("Restart"); (c) Restart Partners II, L.P. ("Restart II"); (d) Restart Partners III, L.P. ("Restart III"); (e) Restart Partners IV, L.P. ("Restart IV"); (f) Restart Partners V, L.P. ("Restart V"); (g) The Common Fund for Non-Profit Organizations (the "Common Fund"); (h) MWV Employee Retirement Plan Group Trust ("MWV Plan"); (i) Betje Partners ("Betje"); (j) Phoenix Partners, L.P. ("Phoenix"); (k) Morgens, Waterfall, Vintiadis & Company, Inc. ("Morgens Waterfall"); (l) John C. "Bruce" Waterfall ("Waterfall"); and (m) Edwin H. Morgens ("Morgens" and together with the persons listed in clauses (a) through (l) above, the "Reporting Persons").

      MWIP is a New York limited partnership having its principal address at 10 East 50th Street, New York, New York 10022. The principal business of MWIP is to invest in securities of United States issuers. MW Capital, L.L.C., a Delaware limited liability company ("MW Capital"), is the general partner of MWIP. Morgens and Waterfall are the managing members of MW Capital. All of the information concerning Morgens and Waterfall is set forth below.

      Restart, Restart II, Restart III, Restart IV and Restart V are Delaware limited partnerships having their principal address at 10 East 50th Street, New York, New York 10022. The principal business of Restart, Restart II, Restart III, Restart IV and Restart V is to invest in securities of financially troubled companies.

      The general partner of Restart is Prime Group, L.P. ("Prime"), a Delaware limited partnership, having its principal address at 10 East 50th Street, New York, New York 10022. The principal business of Prime is to act as the general partner of Restart. The general partner of Prime is Prime, Inc., a Delaware corporation ("Prime, Inc."), having its principal office at 10 East 50th Street, New York, New York 10022. The principal business of Prime, Inc. is to act as general partner of Prime, Prime II, Prime III, Prime IV and Prime V (as discussed below). Waterfall is the President and a Director of Prime, Inc. Morgens is the Chairman of the Board of Directors and the Secretary of Prime, Inc. All of the information concerning Morgens and Waterfall is set forth below.

      The general partner of Restart II is Prime Group II, L.P. ("Prime II"), a Delaware limited partnership, having its principal address at 10 East 50th Street, New York, New York, 10022. The principal business of Prime II is to act as the general partner of Restart II. The general partner of Prime II is Prime, Inc. All of the information concerning Prime, Inc. is set forth above.


                                Page 23 of 58 Pages

      The general partner of Restart III is Prime Group III, L.P. ("Prime III"), a Delaware limited partnership, having its principal address at 10 East 50th Street, New York, New York 10022. The principal business of Prime III is to act as the general partner of Restart III. The general partner of Prime III is Prime, Inc. All of the information concerning Prime, Inc. is set forth above.

      The general partner of Restart IV is Prime Group IV, L.P. ("Prime IV"), a Delaware limited partnership, having its principal address at 10 East 50th Street, New York, New York 10022. The principal business of Prime IV is to act as the general partner of Restart IV. The general partner of Prime IV is Prime, Inc. All of the information concerning Prime, Inc. is set forth above.

      The general partner of Restart V is Prime Group V, L.P. ("Prime V"), a Delaware limited partnership, having its principal address at 10 East 50th Street, New York, New York 10022. The principal business of Prime V is to act as the general partner of Restart V. The general partner of Prime V is Prime, Inc. All of the information concerning Prime, Inc. is set forth above.

      MWV Plan is a trust established in 1994 for the benefit of the employees of Morgens Waterfall. The trustees of MWV Plan are David Ericson, Dan Levinson, John Raphael, Joann McNiff and Stephanie Catlett, all of whom are employees of Morgens Waterfall. MWV Plan's principal address is 10 East 50th Street, New York, New York 10022.

      Phoenix and Betje are New York limited partnerships having their principal address at 10 East 50th Street, New York, New York 10022. The principal business of both Phoenix and Betje is to invest in securities of U.S. issuers. Morgens and Waterfall are the managing members of MW Management L.L.C., a Delaware limited liability company ("MW Management"), which is the general partner of Phoenix. All of the information concerning Morgens and Waterfall is set forth below. Mr. Zanvyl Krieger ("Krieger") is the general partner of Betje. The business address of Krieger is c/o Weinberg and Green, 100 South Charles Street, Baltimore, Maryland 21201. Krieger is a U.S. citizen whose principal occupation is a private investor.

      Morgens Waterfall is a New York corporation having its principal address at 10 East 50th Street, New York, New York 10022. The business of Morgens Waterfall is the rendering of financial services. Pursuant to an investment advisory agreement, Krieger, as the general partner of Betje, has authorized Morgens Waterfall to make investment decisions and to act on behalf of Betje in carrying out Betje's investment objectives. In addition, Morgens
Waterfall provides discretionary investment advisory services to the Common Fund and in that capacity has been granted investment authority over the Common Fund to vote securities registered in the name of the Common Fund. Under rules promulgated by the Securities and Exchange Commission, Morgens Waterfall may be considered a "beneficial owner" of securities acquired by Betje or the Common Fund as a result of its relationships with Betje and the Common Fund.

      Waterfall is the President, Assistant Secretary and a Director of Morgens Waterfall. Morgens is the Chairman of the Board of Directors and the Secretary of Morgens Waterfall. The primary occupations of Morgens and Waterfall are to act as the principals in the business of Morgens Waterfall. The business address of Morgens and Waterfall, each of whom is a United States citizen, is at the office of Morgens Waterfall at 10 East 50th Street, New York, New York 10022. Morgens Waterfall has no other officers or directors.

                                Page 24 of 58 Pages

     During the past five years, none of the persons described in this Item 2 have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, none of such persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      Under a plan of reorganization of the Issuer pursuant to Chapter 11 of the Bankruptcy Code (the "Plan"), which became effective at 11:59 p.m., Pacific Time, on February 28, 1997 (the "Effective Date"), each Reporting Person (other than Morgens Waterfall, Morgens and Waterfall), as a creditor of the Issuer and as a subscriber under the Issuer's Subscription Rights Agreement dated October 10, 1996 ("Rights Agreement") which was called for by the Plan, became entitled to receive as of the Effective Date the shares of Common Stock.

      Of the shares of Common Stock acquired by each Reporting Person under the Plan, the following is the amount of Common Stock which each Reporting Person purchased under the Rights Agreement and the price paid for such Common Stock. The source of funds used for each purchase was the working capital of the respective Reporting Person.

                           Shares of Common Stock
                           Purchased Under the
Reporting Person           Rights Agreement            Purchase Price

MWIP                           27,868                    $  139,340
Restart                       174,173                       870,865
Restart II                    247,825                     1,239,125
Restart III                   172,183                       860,915
Restart IV                    108,486                       542,430
Restart V                      28,863                       144,315
Common Fund                    49,764                       248,820
MWV Plan                        8,958                        44,790
Betje                          45,783                       228,915
Phoenix                       131,377                       656,885

                 Total        995,280                    $4,976,400


      The other shares of Common Stock acquired by the Reporting Persons listed above were issued under the Plan (i) in partial satisfaction of the Reporting Persons' respective allowed claims relating to the Issuer's 12.5% First Mortgage Notes due 2000 issued in October 1993 and (ii) as a premium for the Reporting Persons' purchase of Common Stock under the Rights Agreement which was not subscribed for by other persons entitled to participate under the Rights Agreement.



                                Page 25 of 58 Pages

ITEM 4.  PURPOSE OF TRANSACTION.

      MWIP, Restart, Restart II, Restart III, Restart IV, Restart V, the Common Fund, MWV Plan, Betje and Phoenix acquired the Common Stock pursuant to the Plan as an investment. The Reporting Persons have no present plans or proposals that relate to or would result in any of the actions enumerated in
Item 4 of Schedule 13D, subject to the following:

      (i) The Reporting Persons reserve the right to buy additional securities of the Issuer or sell securities of the Issuer from time to time.

      (ii) The Reporting Persons are aware of the following: (1) trading in the Common Stock has been halted by the American Stock Exchange ("Amex") and the Pacific Stock Exchange; (2) Amex has notified the Issuer of its intention to file an application with the Securities and Exchange Commission to strike the Common Stock from listing and registration on Amex; (3) in its notification to the Issuer, Amex stated that the Issuer has fallen below Amex's continued listing guidelines; and (4) Amex has given the Issuer until March 14, 1997 to request an appeal of Amex's decision. The Reporting Persons have no plans to cause the Issuer to request an appeal. The Reporting persons also have no plans to cause the Issuer to take any actions necessary to maintain the listing of the Common Stock on the Pacific Stock Exchange.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

      (a) and (b) The following is the aggregate amount of Common Stock that is beneficially owned by each Reporting Person:

                           Aggregate                   Percentage
Name                       # of Shares                  of Class

MWIP                          130,100                     2.6
Restart                       813,127                    16.5
Restart II                  1,156,964                    23.5
Restart III                   803,834                    16.3
Restart IV                    506,462                    10.3
Restart V                     134,747                     2.7
Common Fund                   232,322                     4.7
MWV Plan                       41,818                     0.8
Betje                         213,736                     4.3
Phoenix                       613,330                    12.4
             Total          4,646,440                    94.3

      Morgens Waterfall does not directly own any of the Common Stock. Morgens Waterfall may be deemed an indirect beneficial owner of 446,058 shares of Common Stock by virtue of contracts with Betje (213,736 shares) and the Common Fund (232,322 shares) pursuant to which Morgens Waterfall provides discretionary investment advisory services. As explained below, Waterfall is the individual who, on behalf of Morgens Waterfall, exercises voting and investment authority with respect to the Common Stock of all Reporting Persons.



                                Page 26 of 58 Pages

      Prime does not directly own any of the Common Stock. Prime may be deemed an indirect beneficial owner of 813,127 shares of Common Stock by virtue of its position as general partner of Restart. Prime II does not directly own any of the Common Stock. Prime II may be deemed an indirect beneficial owner of 1,156,964 shares of Common Stock by virtue of its position as general partner of Restart II. Prime III does not directly own any of the Common Stock. Prime III may be deemed an indirect beneficial owner of 803,834 shares of Common Stock by virtue of its position as general partner of Restart III. Prime IV does not directly own any of the Common Stock. Prime IV may be deemed an indirect beneficial owner of 506,462 shares of Common Stock by virtue of its position as general partner of Restart IV. Prime V does not directly own any of the Common Stock. Prime V may be deemed an indirect beneficial owner of 134,747 shares of Common Stock by virtue of its position as general partner of Restart V. Prime Inc. does not directly own any of the Common Stock. Prime Inc. may be deemed an indirect beneficial owner of 3,415,134 shares of Common Stock by virtue of its position as general partner of Prime, Prime II, Prime III, Prime IV and Prime V.

      MW Capital does not directly own any of the Common Stock. MW Capital may be deemed an indirect beneficial owner of 130,100 shares of Common Stock by virtue of its position as general partner of MWIP.

      MW Management does not directly own any of the Common Stock. MW Management may be deemed an indirect beneficial owner of 613,330 shares of Common Stock by virtue of its position as general partner of Phoenix.

      Krieger does not directly own any of the Common Stock. Krieger may be deemed an indirect beneficial owner of 213,736 shares of Common Stock by virtue of his position as general partner of Betje.

      Waterfall does not directly own any of the Common Stock. Waterfall may be deemed an indirect beneficial owner of 4,646,440 shares of Common Stock by virtue of his positions as President, Assistant Secretary and a Director of Morgens Waterfall (446,058 shares); as a managing member of MW Capital, as general partner of MWIP (130,100 shares); as President and a Director of Prime, Inc., as general partner of each of Prime, Prime II, Prime III, Prime IV and Prime V, as general partners of Restart (813,127 shares), Restart II (1,156,964 shares), Restart III (803,834 shares), Restart IV (506,462 shares) and Restart V (134,747 shares), respectively; as a managing member of MW Management, as general partner of Phoenix (613,330 shares); and by virtue of an agreement with the MWV Plan (41,818 shares), as described below.

     As a condition to the approvals by the Nevada State Gaming Control Board and the Nevada Gaming Commission (collectively, the "Gaming Authorities") which were required for the Plan to become effective, Waterfall and Morgens issued certifications to the Gaming Authorities and entered into agreements with the other Reporting Persons concerning, among other things, the exercise of voting and investment power (including dispositive power) with respect to Common Stock owned by any of the Reporting Persons (collectively, the "Decision-Making Authority"). Pursuant to those certifications and agreements, Waterfall is the only individual who exercises Decision-Making Authority on behalf of any of the Reporting Persons.


                                Page 27 of 58 Pages

     Morgens does not directly own any of the Common Stock. Morgens has been included as a Reporting Person by virtue of his positions as Chairman of the Board of Directors and Secretary of Morgens Waterfall; as a managing member of MW Capital, as general partner of MWIP; as Chairman of the Board of Directors and Secretary of Prime, Inc., as general partner of each of Prime, Prime II, Prime III, Prime IV and Prime V, as general partners of Restart, Restart II, Restart III, Restart IV and Restart V, respectively; and as a managing member of MW Management, as general partner of Phoenix. As explained above, Morgens has agreed with the other Reporting Persons and has certified to the Gaming Authorities that he will not exercise Decision-Making Authority on behalf of any of the Reporting Persons. Accordingly, Morgens disclaims beneficial ownership of the Common Stock.

      Each Reporting Person hereby disclaims that it has any beneficial ownership of the securities owned, directly or indirectly, by any other entity.

      (c) Except as set forth in Item 3 above, there have been no other transactions involving the Common Stock by the Reporting Persons.

      (d) Except as set forth in this Item and Item 2 above, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock.

      (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

      None of the persons identified in Item 2 is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer, except (a) to the extent described in Items 2 and 5 above and (b) the Common Stock Registration Rights Agreement attached as an Exhibit to this Statement ("Registration Rights Agreement"), which was provided for under the Plan. The Registration Rights Agreement, under certain circumstances and conditions specified therein, entitles Reporting Persons to have their shares of Common Stock registered with the Securities and Exchange Commission under the Securities Act of 1933, as amended.

ITEM 7.      MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT A   Joint Acquisition Statement among the Reporting Persons herein dated March 10, 1997 filed Pursuant to Rule 13d-1(f)(1) of the Act.

EXHIBIT B Common Stock Registration Rights Agreement, dated as of February 28, 1997, among the Issuer, the Reporting Persons and BEA Associates.





                                Page 28 of 58 Pages

EXHIBIT C   INCORPORATED BY REFERENCE Power of Attorney, dated December 15,
1993, granted to Messrs. Morgens and Waterfall by the following parties: Mr. Bruce Waterfall; Phoenix Partners; Morgens Waterfall Income Partners; Betje Partners; Phaeton International N.V.; Morgens, Waterfall, Vintiadis Investments N.V.; The Common Fund for Non-Profit Organizations; Morgens Waterfall Vintiadis & Company, Inc.; Restart Partners, L.P.; Restart Partners II, L.P.; Restart Partners III, L.P.; Restart Partners IV, L.P.; Morgens Waterfall, Vintiadis & Co.,Inc. Employees' Profit Sharing Plan; and Mr. Edwin Morgens, for the specific purpose of executing on their behalf any Schedule 13Ds and amendments thereto for filing with the Securities and Exchange Commission pursuant to the requirements of Rule 13d-1(f) (incorporated by reference to Exhibit A of Amendment No. 2 to Schedule 13D filed on December 22, 1993 by Phoenix Partners; Betje Partners; Phaeton International N.V.; Morgens, Waterfall, Vintiadis Investments N.V.; Morgens Waterfall Vintiadis & Company, Inc.; Edwin H. Morgens; and Bruce Waterfall with respect to the common stock, par value $.01 per share, of Sudbury, Inc.).

EXHIBIT D Power of Attorney, dated September 18, 1996, granted to Messrs. Morgens and Waterfall by Restart V, L.P.































                                Page 29 of 58 Pages

SIGNATURES

     After reasonable inquiry and to the best knowledge and belief of each of the Reporting Persons, each such person or entity certifies that the information set forth in this statement is true, complete and correct and agrees that this statement is filed on behalf of each of them.

                                    The Reporting Persons listed herein


Dated: March 10, 1997             By:    /s/ Bruce Waterfall
                                         _____________________________________
                                         John C. "Bruce" Waterfall, on his own
                                         behalf and as attorney-in-fact for
                                         each of the other Reporting Persons
































                                Page 30 of 58 Pages

                                   EXHIBIT A

                           JOINT ACQUISITION STATEMENT
                          PURSUANT TO RULE 13d-1(f)(1)

The undersigned acknowledge and agree that the foregoing statement on
Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that it knows or has reason to believe that such information is inaccurate.


                                    The Reporting Persons listed herein


Dated: March 10, 1997             By:    /s/ Bruce Waterfall
                                         _____________________________________
                                         John C. "Bruce" Waterfall, on his own
                                         behalf and as attorney-in-fact for
                                         each of the other Reporting Persons


























                                Page 31 of 58 Pages

                                   EXHIBIT B


















                  COMMON STOCK REGISTRATION RIGHTS AGREEMENT
                        dated as of February 28, 1997
                                      among
                             ELSINORE CORPORATION
                                      and
             THE HOLDERS OF REGISTRABLE SHARES REFERRED TO HEREIN

                                TABLE OF CONTENTS

                                                                          Page

Section 1.  Definitions and Usage                                           1
      1.1.  Definitions                                                     1
      1.2.  Usage                                                           3
Section 2  Demand Registration                                              4
      2.1.  Right of Holders of Registrable Shares to Demand Registration   4
      2.2.  Rights of Substantial Holders to Demand Shelf Registrations     5
      2.3.  Filing Registration Statement; Registration Period              5
      2.4.  Number of Registrations                                         5
      2.5. Piggy-Back Rights of Eligible Holders of Registrable Shares      6
      2.6. Selection of Registration Form                                   6
      2.7. Selection of Underwriters and Placement Agents                   6
Section 3  Company Registration                                             7
Section 4  Obligations of the Company                                       7
      4.1.  Registration Statement                                          7
      4.2.  Amendments to Registration Statement                            7
      4.3.  Copies to Selling Holders                                       8
      4.4.  Blue Sky Qualifications                                         8
      4.5.  Underwriting or Agency Agreement                                8
      4.6.  Stop Order                                                      8
      4.7.  Periodic Reports                                                9
      4.8.  Information Available for Due Diligence                         9
      4.9.  Comfort Letter; Legal Opinion                                   9
      4.10.  Transfer Agent and Registrar                                   9
      4.11.  Securities Exchange Listing or Quotation System                9
      4.12.  CUSIP Number                                                  10
      4.13.  Other Actions                                                 10
Section 5  Information from Selling of Registrable Shares                  10
Section 6  Expenses of Registration                                        10
      6.1.  Demand and Shelf Registrations                                 10
      6.2.  Company Registration                                           10
      6.3.  Company Not Relieved of Obligations                            11
Section 7  Underwriting Requirements                                       11
Section 8  Indemnification; Contribution                                   11
      8.1.  Indemnification by the Company                                 11
      8.2.  Indemnification by the Selling Holders of Registrable Shares   12
      8.3.  Notification; Legal Representation                             12
      8.4.  Contribution in Lieu of Indemnification                        13
      8.5.  Full Indemnification Regardless of Relative Fault              13
      8.6.  Continuing Obligations                                         14
Section 9  Transfer of Registration Rights                                 14
Section 10  Restrictions on Public Sale by Holders of Registrable Shares   14
Section 11  Covenants of the Company                                       14
      11.1.  Current Public Information                                    14
      11.2.  Restrictions on other Registrations and Sales by the Company  15
      11.3.  Mergers, Consolidations, Reorganizations and Transfers of
             Assets                                                        15
      11.4.  Limitations on Subsequent Registration Rights                 16
Section 12  Amendment, Modification and Waivers; Further Assurances        16
Section 13  Assignment                                                     16
Section 14  Governing Law                                                  17

Section 15  Notices                                                        17
Section 16  Entire Agreement; Integration                                  17
Section 17  Injunctive Relief                                              17
Section 18  Term of Agreement                                              17
Section 19  Section Headings                                               17
Section 20  Counterparts                                                   18
Section 21  Severability                                                   18

SCHEDULES AND EXHIBITS

SCHEDULE 1 Names and Addresses for Delivery of Notices                    S-1

EXHIBIT AA Agreement to be Bound                                          A-1

                   COMMON STOCK REGISTRATION RIGHTS AGREEMENT


      This Common Stock Registration Rights Agreement (this "Agreement") is entered into as of February 28, 1997 by and among Elsinore Corporation, a Nevada corporation (the "Company"), and the Persons named at the end of this Agreement and in Schedule 1 as Holders of Registrable Shares (each a "Holder of Registrable Shares" and collectively, the "Holders of Registrable Shares").

      Reference is made to the Order Confirming First Amendment Plan Of Reorganization Proposed Jointly By The Debtors And The Unofficial Bondholders Committee, entered on August 9, 1996 (the "Order"), by the United States Bankruptcy Court for the District of Nevada (the "Court"), in connection with the proceedings for reorganization under Chapter 11 of Elsinore Corporation, et al., Case Nos. 95-24685 RCJ, 95-24686 RCJ, 95-24687 RCJ, 95-24688 RCJ, 95-
24689 RCJ, and 95-24839 RCJ.

      WHEREAS, upon the effectiveness of the Plan of Reorganization Proposed Jointly By Debtors And The Unofficial Bondholders Committee ("Plan"), each of the Holders of Registrable Shares shall own shares of common stock, par value $0.001 per share, of the Company in the respective amounts indicated in
Schedule 1; and

      WHEREAS, the Court, through the Order, authorized and directed the Company and the Holders of Registrable Shares to enter into an agreement in the form hereof;

      NOW THEREFORE, in compliance with the Order and in consideration of the premises, covenants and agreements contained herein, the sufficiency and adequacy of which are hereby acknowledged, and for other good and valuable consideration the sufficiency and adequacy of which are hereby acknowledged, and intending to be legally bound hereby, the parties hereto agree as follows:

      Section 1.  Definitions and Usage.

            1.1.Definitions.

            As used in this Agreement:

            Commission. "Commission" shall mean the Securities and Exchange Commission.

           Common Stock. "Common Stock" shall mean (i) the common stock, par value $0.001 per share, of the Company, and (ii) shares of capital stock of the Company issued by the Company in respect of or in exchange for shares of such common stock in connection with any stock dividend or distribution, stock split-up, recapitalization recombination or exchange by the Company generally of shares of such common stock.

           Continuously Effective. "Continuously Effective," with respect to a specified registration statement, shall mean that it shall not cease to be effective and available for Transfers of Registrable Shares thereunder for longer than either (i) any ten consecutive business days, or (ii) an aggregate of 15 business days during the period specified in the relevant provision of this Agreement.

           Demand Registration. "Demand Registration" shall have the meaning set forth in Section 2.1(i).

           Demanding Holders. "Demanding Holders" shall have the meaning set forth in Section 2.1(i).

            Eligible Holders of Registrable Shares. "Eligible Holders of Registrable Shares" shall have the meaning set forth in Section 2.5(i).

            Exchange Act. "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended.

            Holder of Registrable Shares. "Holder of Registrable Shares" shall mean the Persons named in Schedule 1 as Holders of Registrable Shares and Transferees of such Persons' Registrable Shares with respect to the rights that such Transferees shall have acquired in accordance with Section 9, at such times as such Persons shall own Registrable Shares.

            Initiating Substantial Holder. "Initiating Substantial Holder" shall have the meaning set forth in Section 2.2.

            Inspectors.  "Inspectors" shall have the meaning set forth in
Section 4.8.

            Person. "Person" shall mean any individual, corporation, partnership, joint venture, association, joint-stock company, limited liability company, trust, unincorporated organization or government or other agency or political subdivision thereof.

            Register, Registered and Registration. "Register," "registered," and "registration" shall refer to a registration effected by preparing and filing a registration statement or similar document in compliance with the Securities Act, and the declaration or ordering by the Commission of effectiveness of such registration statement or document.

            Registrable Shares.  "Registrable Shares" shall mean, subject to
Section 9 and Section 11.3: (i) the shares of Common Stock owned by Persons that were Holders of Registrable Shares on the date hereof, and (ii) any shares of Common Stock or other securities issued as (or issuable upon the conversion or exercise of any warrant, right or other security which is issued as) a dividend or other distribution with respect to, or in exchange by the Company generally for, or in replacement by the Company generally of, such shares of Common Stock.

            Registrable Shares then outstanding. "Registrable Shares then outstanding" shall mean, with respect to a specified determination date, Registrable Shares owned by Holders of Registrable Shares on such date.

            Registration Expenses. "Registration Expenses" shall have the meaning set forth in Section 6.1.

           Registration Period. "Registration Period" shall have the meaning set forth in Section 2.3(ii).

           Securities Act. "Securities Act" shall mean the Securities Act of 1933, as amended.

            Selling Holders of Registrable Shares. "Selling Holders of Registrable Shares" shall mean, with respect to a specified registration pursuant to this Agreement, Holders of Registrable Shares whose Registrable Shares are included in such registration.

            Shelf Registration. "Shelf Registration" shall have the meaning set forth in Section 2.2.

           Substantial Holder. "Substantial Holder" shall mean any Holder of Registrable Shares that owned on the date of this Agreement 10% or more of the Registrable Shares then outstanding and such Transferee, if any, to whom such Person Transfers Registrable Shares and assigns such Substantial Holder's rights as a Substantial Holder as permitted by Section 9.

            Transfer. "Transfer" shall mean and include the act of selling, giving, transferring, creating a trust (voting or otherwise), assigning or otherwise disposing of (other than pledging, hypothecating or otherwise transferring as security) (and correlative words shall have correlative meanings); provided however, that any transfer or other disposition upon foreclosure or other exercise of remedies of a secured creditor after an event of default under or with respect to a pledge, hypothecation or other transfer as security shall constitute a "Transfer."

           Violation. "Violation" shall have the meaning set forth in Section
8.1.

            1.2. Usage.

            (i) References to a Person are also references to its assigns and successors in interest (by means of merger, consolidation or sale of all or substantially all the assets of such Person or otherwise, as the case may
be).

           (ii) References to Registrable Shares "owned" by a Holder of Registrable Shares shall include Registrable Shares beneficially owned by such Person but which are held of record in the name of a nominee, trustee, custodian, or other agent, but shall exclude shares of Common Stock held by a Holder of Registrable Shares in a fiduciary capacity for customers of such Person.

          (iii) References to a document are to it as amended, waived and otherwise modified from time to time and references to a statute or other governmental rule are to it as amended and otherwise modified from time to time (and references to any provision thereof shall include references to any successor provision).

           (iv) References to Sections or to Schedules or Exhibits are to sections hereof or schedules or exhibits hereto, unless the context otherwise requires.

            (v) The definitions set forth herein are equally applicable both to the singular and plural forms and the feminine, masculine and neuter forms of the terms defined.

          (vi) The term "including" and correlative terms shall be deemed to be followed by "without limitation" whether or not followed by such words or words of like import.

          (vii) The term "hereof" and similar terms refer to this Agreement as a whole.

         (viii) The "date of" any notice or request given pursuant to this Agreement shall be determined in accordance with Section 15.

      Section 2.  Demand Registration.

            2.1.  Right of Holders of Registrable Shares to Demand
Registration.

            (i) If any Holder of 10% or more of the Registrable Shares then outstanding or if one or more Holders of Registrable Shares that own an aggregate of 51% or more of the Registrable Shares then outstanding shall make a written request to the Company (the "Demanding Holders"), each Demanding Holder shall be entitled to have all or any number of such Demanding Holder's Registrable Shares included (subject to Section 7. (i)) in a registration with the Commission in accordance with the provisions of the Securities Act (a "Demand Registration"); provided, however, that (A) if prior to the date of such request a Demand Registration statement pursuant to this Section 2.1 shall have been declared effective by the Commission, six months or more shall have elapsed following the date of the written request for the most recent such prior Demand Registration, and (B) Holders of Registrable Shares shall not be entitled to a Demand Registration during the effective period of a "Shelf Registration," as defined in Section 2.2. Any request made pursuant to this Section 2.1 shall be addressed to the attention of the Secretary of the Company, and shall specify the number of Registrable Shares to be registered, the intended methods of disposition thereof and that the request is for a Demand Registration pursuant to this Section 2.1(i).

           (ii) The Company shall be entitled to postpone for up to six months the filing of any Demand Registration statement otherwise required to be prepared and filed pursuant to this Section 2.1, if the Company determines in its reasonable judgment (with the concurrence of the managing underwriter, if any), that such registration and the Transfer of Registrable Shares contemplated thereby would materially interfere with any financing involving the Company or any of its wholly owned subsidiaries and the Company promptly gives the Demanding Holders notice of such determination; provided, however, that the Company shall not have postponed pursuant to this Section 2.1(ii) the filing of any other Demand Registration statement otherwise required to be prepared and filed pursuant to this Section 2.1 during the 12-month period ended on the date of the relevant request pursuant to Section 2.1(i).

            2.2. Rights of Substantial Holders to Demand Shelf Registrations. On or after the date of this Agreement, each Substantial Holder that shall make a written request to the Company (the "Initiating Substantial Holder"), shall be entitled to have all or any number of such Initiating Substantial Holder's Registrable Shares included in a registration with the Commission in accordance with the Securities Act for an offering on a delayed or continuous basis pursuant to Rule 415 under the Securities Act (a "Shelf Registration"). Any request made pursuant to this Section 2.2 shall be addressed to the attention of the Secretary of the Company, and shall specify the number of Registrable Shares to be registered, the intended methods of disposition thereof and that the request is for a Shelf Registration pursuant to this
Section 2.2.

            2.3. Filing Registration Statement; Registration Period. Following receipt of a request for a Demand Registration or a Shelf Registration, the Company shall:

            (i) File the registration statement with the Commission as promptly as practicable, and shall use the Company's best efforts to have the registration statement declared effective under the Securities Act as soon as reasonably practicable, in each instance giving due regard to the need to prepare current financial statements, conduct due diligence, comply with any applicable requirements of a securities exchange on which the Common Stock is listed or nationally recognized automated quotation system in which the Common Stock is included, and complete any other actions that are reasonably necessary to effect a registered public offering.

           (ii) Use the Company's best efforts to keep the relevant registration statement Continuously Effective (x) if a Demand Registration, for up to 150 days or until such earlier date as of which all the Registrable Shares under the Demand Registration statement shall have been Transferred, and (y) if a Shelf Registration, for three years (a "Registration Period"). Notwithstanding the foregoing, if for any reason the effectiveness or availability for Transfers of Registrable Shares under a registration pursuant to this Section 2 is suspended or, in the case of a Demand Registration, postponed as permitted by Section 2. 1 (ii), the Registration Period shall be extended by the aggregate number of days of such suspension or postponement.

            2.4. Number of Registrations. The Company shall be obligated to effect up to two Demand Registrations and such number of Shelf Registrations as may be necessary to provide each and every Substantial Holder with the right to request a Shelf Registration. If the Company shall have complied with its obligations under this Agreement, a right to demand a registration pursuant to this Section 2 shall be deemed to have been satisfied (i) if a Demand Registration, upon the earlier of (x) the date as of which all of the Registrable Shares included therein shall have been Transferred and (y) the date as of which such Demand Registration shall have been Continuously Effective for a period of 150 days, and (ii) if a Shelf Registration, upon the effective date of a Shelf Registration, provided no stop order or similar order or proceedings for such an order, is thereafter entered or initiated.

            2.5.  Piggy-Back Rights of Eligible Holders of Registrable Shares.

            (i) Subject to Section 9, each Holder of Registrable Shares (other than the Demanding Holders or the Initiating Substantial Holder, as the case may be) that owns Registrable Shares possessing voting power and other characteristics identical to those of the Registrable Shares specified in the relevant request for a Demand Registration or Shelf Registration, respectively (the "Eligible Holders of Registrable Shares"), shall be entitled to have such Registrable Shares owned by it included in a Demand Registration statement or Shelf Registration statement, as the case may be, prepared pursuant to Section 2.1 or Section 2.2, respectively.

          (ii)  Within seven days following the date of a request pursuant to
Section 2. 1 (i) or Section 2.2 the Company shall deliver to each Eligible Holder of Registrable Shares written notice of such Demand Registration or Shelf Registration, respectively. Upon the written request of each Eligible Holder of Registrable Shares given within seven days following the date of such notice, the Company shall (1) deliver to the Demanding Holders or the Initiating Substantial Holder, as the case may be, copies of such written requests from such Eligible Holders of Registrable Shares, and (2) cause to be included in the registration statement and use its best efforts to be registered under the Securities Act (subject, in the case of a Demand Registration, to Section 7(i)) all the Registrable Shares possessing the characteristics referred to in Section 2.5(i) that each such Eligible Holder of Registrable Shares shall have requested to be registered.

          (iii) Each Eligible Holder of Registrable Shares shall be entitled to have its Registrable Shares possessing the characteristics referred to in
Section 2.5(i) included pursuant to this Section 2.5 in any Demand Registrations and Shelf Registrations.

            2.6. Selection of Registration Form. A registration pursuant to this Section 2 shall be on such appropriate registration form of the Commission as shall (i) be selected by the Company and be reasonably acceptable to the Demanding Holders owning a majority of the Registrable Shares owned by Demanding Holders to be included in such Demand Registration or the Initiating Substantial Holder, as the case may be, and (ii) permit the disposition of the Registrable Shares in accordance with the intended method or methods of disposition specified in the request pursuant to Section 2.1(i) or Section 2.2, respectively.

            2.7. Selection of Underwriters and Placement Agents. If any registration pursuant to Section 2 involves an underwritten offering (whether on a "firm," "best efforts" or "all reasonable efforts" basis or otherwise), or an agented offering, Demanding Holders owning a majority of the Registrable Shares owned by Demanding Holders to be included in such Demand Registration or the Initiating Substantial Holder, as the case may be, shall have the right to select the investment banker or bankers and manager or managers to administer such underwritten offering or the placement agent or agents for such agented offering; provided, however, that each Person so selected shall be reasonably acceptable to the Company.

            Section 3. Company Registration. If the Company proposes to register (including for this purpose a registration effected by the Company for shareholders of the Company other than the Holders of Registrable Shares) Common Stock under the Securities Act in connection with a public offering.

solely for cash (other than a registration on Form S-8 or equivalent successor form), the Company shall promptly give each Holder of Registrable Shares written notice of such registration. Upon the written request of each Holder of Registrable Shares given within 20 days following the date of such notice, the Company shall cause to be included in such registration statement and use its best efforts to be registered under the Securities Act (subject to Section 7(ii) ) all the Registrable Shares that each such Holder of Registrable Shares shall have requested to be registered. Each Holder of Registrable Shares shall be entitled to have its Registrable Shares included in an unlimited number of registrations pursuant to this Section 3.

      Section 4. Obligations of the Company. Whenever required under Section 2 or Section 3 to effect the registration of any Registrable Shares, the Company shall, as expeditiously as practicable:

            4.1. Registration Statement. Prepare and file with the Commission a registration statement with respect to such Registrable Shares and use the Company's best efforts to cause such registration statement to become effective; provided, however, that before filing a registration statement or prospectus or any amendments or supplements thereto, including documents incorporated by reference after the initial filing of the registration statement and prior to effectiveness thereof, the Company shall furnish to one firm of counsel for the Selling Holders of Registrable Shares (selected by Selling Holders of Registrable Shares owning a majority of the Registrable Shares included in such registration statement or the Initiating Substantial Holder, as the case may be) copies of all such documents in the form substantially as proposed to be filed with the Commission at least four business days prior to filing for review and comment by such counsel, which opportunity to comment shall include an absolute right to control or contest disclosure if the applicable Selling Holder of Registrable Shares reasonably believes that it may be subject to controlling person liability under applicable securities laws with respect thereto.

           4.2. Amendments to Registration Statement. Prepare and file with the Commission such amendments and supplements to such registration statement and the prospectus used in connection with such registration statement as may be necessary to comply with the provisions of the Securities Act and rules thereunder with respect to the disposition of all securities covered by such registration statement. If the registration is for an underwritten offering, the Company shall amend the registration statement or supplement the prospectus whenever required by the terms of the underwriting agreement entered into pursuant to Section 4.5. Subject to Rule 415 under the Securities Act, if the registration statement is a Shelf Registration, the Company shall amend the registration statement or supplement the prospectus so that it will remain current and in compliance with the requirements of the Securities Act for three years after its effective date, and if during such period any event or development occurs as a result of which the registration statement or prospectus contains a misstatement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading, the Company shall promptly notify each Selling Holder of Registrable Shares, amend the registration statement or supplement the prospectus so that each will thereafter comply with the Securities Act and furnish to each Selling Holder of Registrable Shares such amended or supplemented prospectus, which each such Holder shall thereafter.

statement. Pending such amendment or supplement each such Holder shall cease making offers or Transfers of Registrable Shares pursuant to the prior prospectus.

            4.3. Copies to Selling Holders. Furnish to each Selling Holder of Registrable Shares, without charge, such numbers of copies of the registration statement, any pre-effective or post-effective amendment thereto, the prospectus, including each preliminary prospectus and any amendments or supplements thereto, in each case in conformity with the requirements of the Securities Act and the rules thereunder, and such other related documents as any such Selling Holder may reasonably request in order to facilitate the disposition of Registrable Shares owned by such Selling Holder.

           4.4. Blue Sky Qualifications. Use the Company's best efforts (i) to register and qualify the securities covered by such registration statement under such other securities or Blue Sky laws of such states or jurisdictions as shall be reasonably requested by the Selling Holders of Registrable Shares, and (ii) to obtain the withdrawal of any order suspending the effectiveness of a registration statement, or the lifting of any suspension of the qualification (or exemption from qualification) of the offer and transfer of any of the Registrable Shares in any jurisdiction, at the earliest possible moment; provided, however, that the Company shall not be required in connection therewith or as a condition thereto to qualify to do business or to file a general consent to service of process in any such states or jurisdictions.

            4.5. Underwriting or Agency Agreement. In the event of any underwritten or agented offering, enter into and perform the Company's obligations under an underwriting or agency agreement (including indemnification and contribution obligations of underwriters or agents), in usual and customary form, with the managing underwriter or underwriters of or agents for such offering. Each Selling Holder of Registrable Shares participating in such underwritten or agented offering shall also enter into and perform its obligations under each such agreement. The Company shall also cooperate with Demanding Holders or Initiating Substantial Holder, as the case may be, and the managing underwriter or agent for such offering in the marketing of the Registrable Shares, including making available the Company's officers, accountants, counsel, premises, books and records for such purpose, but the Company shall not be required to incur any out-of-pocket expense pursuant to this sentence.

            4.6. Stop Order. Promptly notify each Selling Holder of Registrable Shares included in such registration statement of any stop order issued or threatened to be issued by the Commission in connection therewith (and take all reasonable actions required to prevent the entry of such stop order or to remove it if entered.

           4.7. Periodic Reports. Make generally available to the Company's security holders copies of all periodic reports, proxy statements, and other information referred to in Section 11.1 and an earnings statement satisfying the provisions of Section 11(a) of the Securities Act no later than 90 days following the end of the 12-month period beginning with the first month of the

Company's first fiscal quarter commencing after the effective date of each registration statement filed pursuant to this Agreement.

           4.8. Information Available for Due Diligence. Make available for inspection by any Selling Holder of Registrable Shares whose Registrable Shares are included in such registration statement, any underwriter participating in such offering and the representatives (but not more than one firm of counsel to such Selling Holders)(collectively, the "Inspectors"), all financial and other information as shall be reasonably necessary to enable them to exercise their due diligence responsibility under the Securities Act; provided, however, that information that the Company determines, in good faith, to be confidential and which the Company notifies the Inspectors is confidential shall not be disclosed to any Inspector unless such Inspector signs a confidentiality agreement reasonably satisfactory to the Company or the related Selling Holder of Registrable Shares agrees to be responsible for such Inspector's breach of confidentiality on terms reasonably satisfactory to the Company.

            4.9. Comfort Letter; Legal Opinion. Use the Company's best efforts to obtain a so-called "comfort letter" from its independent public accountants, and legal opinions of counsel to the Company addressed to the Selling Holders of Registrable Shares, in customary form and covering such matters of the type customarily covered by such letters, and in a form that shall be reasonably satisfactory to Selling Holders of Registrable Shares owning a majority of the Registrable Shares included in the registration statement or the Initiating Substantial Holder, as the case be. The Company shall furnish to each Selling Holder of Registrable Shares a signed counterpart of any such comfort letter or legal opinion.

           4.10. Transfer Agent and Registrar. Provide and cause to be maintained a transfer agent and registrar for all Registrable Shares covered by such registration statement from and after a date not later than the effective date of such registration statement.

           4.11. Securities Exchange Listing or Quotation System. Use all reasonable efforts to cause the Registrable Shares covered by such registration statement (i) if the Common Stock is then listed on a securities exchange or included for quotation in a recognized trading market, to continue to be so listed or included for a reasonable period of time after the offering, and (ii) to be registered with or approved by such other United States or state governmental agencies or authorities as may be necessary by virtue of the business and operations of the Company to enable the Selling Holders of Registrable Shares to consummate the disposition of such Registrable Shares.

           4.12. CUSIP Number. Use the Company's reasonable efforts to provide a CUSIP number for the Registrable Shares prior to the effective date of the first registration statement including Registrable Shares.

           4.13. Other Actions. Take such other actions as are reasonably required in order to expedite or facilitate the disposition of Registrable Shares included in each such registration.

     Section 5. Information from Selling of Registrable Shares. It shall be a condition precedent to the obligations of the Company to take any action pursuant to this Agreement with respect to the Registrable Shares of any Selling Holder of Registrable Shares that such Selling Holder shall furnish to the Company such information regarding such Selling Holder, the number of the Registrable Shares owned by it, and the intended method of disposition of such securities as shall be required to effect the registration of such Selling Holder's Registrable Shares.

      Section 6. Expenses of Registration. Expenses in connection with registrations pursuant to this Agreement shall be allocated and paid as follows:

            6.1. Demand and Shelf Registrations. With respect to each Demand Registration and Shelf Registration, the Company shall bear and pay all expenses incurred in connection with any registration, filing, or qualification of Registrable Shares with respect to such Demand Registrations for each Selling Holder of Registrable Shares (which right may be assigned to any Person to whom Registrable Shares are Transferred as permitted by Section
9), including all registration, filing and National Association of Securities Dealers, Inc. fees, all fees and expenses of complying with securities or Blue Sky laws, all word processing, duplicating and printing expenses, messenger and delivery expenses, the reasonable fees and disbursements of counsel for the Company, and of the Company's independent public accountants, including the expenses of "cold comfort" letters required by or incident to such performance and compliance, and the reasonable fees and disbursements of one firm of counsel for the Selling Holders of Registrable Shares (selected by Demanding Holders owning a majority of the Registrable Shares owned by Demanding Holders to be included in a Demand Registration or by the Initiating Substantial Holder, as the case may be) (the "Registration Expenses"), but excluding underwriting discounts and commissions relating to Registrable Shares (which shall be paid on a pro rata basis by the Selling Holders of Registrable Shares).

            6.2. Company Registration. The Company shall bear and pay all Registration Expenses incurred in connection with any registrations pursuant to Section 3 for each Selling Holder of Registrable Shares (which right may be Transferred to any Person to whom Registrable Shares are Transferred as permitted by Section 9), but excluding underwriting discounts and commissions relating to Registrable Shares (which shall be paid on a pro rata basis by the Selling Holders of Registrable Shares).

            6.3. Company Not Relieved of Obligations. Any failure of the Company to pay any Registration Expenses as required by this Section 6 shall not relieve the Company of its obligations under this Agreement.

      Section 7. Underwriting Requirements. If the total amount of securities, including Registrable Shares, to be included in a registration pursuant to this Agreement exceeds the amount of securities that the managing underwriter or underwriters reasonably believe compatible with the success of the offering:

            (i) If such registration is pursuant to Section 2.1, the Company shall be required to include in the registration only that number of

Registrable Shares which the managing underwriter or underwriters believe will not jeopardize the success of the offering, allocated as follows: (x) first, up to the full number of Registrable Shares owned by the Demanding Holders that in the opinion of the managing underwriter or underwriters can be so Transferred (allocated among the Demanding Holders pro rata), and (y) second, the number of Registrable Shares owned by Selling Holders of Registrable Shares (other than Demanding Holders) that in the opinion of the managing underwriter or underwriters can be Transferred (allocated among such Selling Holders pro rata).

           (ii) If such registration is pursuant to Section 3, the Company shall be entitled to register (1) any number of shares of Common Stock for Transfer by it in such registration, and (2) only that number of Registrable Shares, if any, that the Company determines to include. Each Selling Holder of Registrable Shares shall be required to reduce by the same percentage the number of Registrable Shares to be registered for Transfer by it to give effect to the foregoing.

      Section 8. Indemnification; Contribution. If any Registrable Shares are included in a registration statement under this Agreement:

            8.1. Indemnification by the Company. The Company shall indemnify and hold harmless each Selling Holder of Registrable Shares, each Person, if any, who controls such Selling Holder within the meaning of the Securities Act, and each officer, director, partner, and employee of such Selling Holder and such controlling Person, against any and all losses, claims, damages, liabilities and expenses (joint or several), including attorneys' fees and disbursements and expenses of investigation, incurred by such party pursuant to any actual or threatened action, suit, proceeding or investigation, or to which any of the foregoing Persons may become subject under the Securities Act, the Exchange Act or other federal or state laws, insofar as such losses, claims, damages, liabilities and expenses arise out of or are based upon any of the following statements, omissions or violations (collectively a "Violation"):

            (i) Any untrue statement or alleged untrue statement of a material fact contained in such registration statement, including any preliminary prospectus or final prospectus contained therein, or any amendments or supplements thereto;

           (ii) The omission or alleged omission to state therein a material fact required to be stated therein, or necessary to make the statements therein not misleading; or

          (iii) Any violation or alleged violation by the Company of the Securities Act, the Exchange Act, any applicable state securities law or any rule or regulation promulgated under the Securities Act, the Exchange Act or any applicable state securities law;

provided, however, that the indemnification required by this Section 8.1 shall not apply to amounts paid in settlement of any such loss, claim, damage, liability or expense if such settlement is effected without the consent of the Company (which consent shall not be unreasonably withheld), nor shall the Company be liable in any such case for any such loss, claim, damage, liability or expense to the extent that it arises out of or is based upon a Violation which occurs in reliance upon and in conformity with written information furnished to the Company by the indemnified party expressly for use in connection with such registration.

            8.2. Indemnification by the Selling Holders of Registrable Shares. To the extent permitted by applicable law, each Selling Holder of Registrable Shares shall indemnify and hold harmless the Company, each of its directors, each of its officers who shall have signed the registration statement, each Person, if any, who controls the Company within the meaning of the Securities Act, any other Selling Holder of Registrable Shares, any controlling Person of any such other Selling Holder and each officer, director, partner, and employee of such other Selling Holder and such controlling Person, against any and all losses, claims, damages, liabilities and expenses (joint and several), including attorneys' fees and disbursements and expenses of investigation, incurred by such party pursuant to any actual or threatened action, suit, proceeding or investigation, or to which any of the foregoing Persons may otherwise become subject under the Securities Act, the Exchange Act or other federal or state laws, insofar as such losses, claims, damages, liabilities and expenses arise out of or are based upon any Violation, in each case to the extent (and only to the extent) that such Violation occurs in reliance upon and in conformity with written information furnished by such Selling Holder of Registrable Shares expressly for use in connection with such registration; provided, however, that (x) the indemnification required by this Section 8.2 shall not apply to amounts paid in settlement of any such loss, claim, damage, liability or expense if settlement is effected without the consent of the relevant Selling Holder of Registrable Shares, which consent shall not be unreasonably withheld, and (y) in no event shall the amount of any indemnity under this Section 8.2 exceed the gross proceeds from the applicable offering received by such Selling Holder.

            8.3. Notification; Legal Representation. Promptly after receipt by an indemnified party under this Section 8 of notice of the commencement of any action, suit, proceeding, investigation or threat thereof made in writing for which such indemnified party may make a claim under this Section 8, such indemnified party shall deliver to the indemnifying party a written notice of the commencement thereof and the indemnifying party shall have the right to participate in, and, to the extent the indemnifying party so desires, jointly with any other indemnifying party similarly noticed, to assume the defense thereof with counsel mutually satisfactory to the parties; provided, however, that an indemnified party shall have the right to retain its own counsel, with the fees and disbursements and expenses to be paid by the indemnifying party, if representation of such indemnified party by the counsel retained by the indemnifying party would be inappropriate due to actual or potential differing interests between such indemnified party and any other party represented by such counsel in such proceeding. The failure to deliver written notice to the indemnifying party within a reasonable time following the commencement of any such action, if prejudicial to its ability to defend such action, shall relieve such indemnifying party of any liability to the indemnified party under this Section 8 but shall not relieve the indemnifying party of any liability that it may have to any indemnified party otherwise than pursuant to this Section 8.

            8.4. Contribution in Lieu of Indemnification. If the indemnification required by this Section 8 from the indemnifying party is unavailable to an indemnified party hereunder in respect of any losses, claims, damages, liabilities or expenses referred to in this Section 8:

            (i) The indemnifying party, in lieu of indemnifying such indemnified party, shall contribute to the amount paid or payable by such indemnified party as a result of such losses, claims, damages, liabilities or expenses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and indemnified parties in connection with the actions which resulted in such losses, claims, damages, liabilities or expenses, as well as any other relevant equitable considerations. The relative fault of such indemnifying party and indemnified parties shall be determined by reference to, among other things, whether any Violation has been committed by, or relates to information supplied by, such indemnifying party or indemnified parties, and the parties, relative intent, knowledge, access to information and opportunity to correct or prevent such Violation. The amount paid or payable by a party as a result of the losses, claims, damages, liabilities and expenses referred to above shall be deemed to include, subject to the limitations set forth in Section 8.1 and Section 8.2, any legal or other fees or expenses reasonably incurred by such party in connection with any investigation or proceeding.

           (ii) The parties hereto agree that it would not be just and equitable if contribution pursuant to this Section 8.4 were determined by pro rata allocation or by any other method of allocation which does not take into account the equitable considerations referred to in Section 8.4(i). No Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation.

            8.5. Full Indemnification Regardless of Relative Fault. If indemnification is available under this Section 8, the indemnifying parties shall indemnify each indemnified party to the full extent provided in this
Section 8 without regard to the relative fault of such indemnifying party or indemnified party or any other equitable consideration referred to in Section 8.4.

            8.6. Continuing Obligations. The obligations of the Company and the Selling Holders of Registrable Shares under this Section 8 shall survive the completion of any offering of Registrable Shares pursuant to a registration statement under this Agreement, and otherwise.

      Section 9. Transfer of Registration Rights. Rights under this Agreement with respect to Registrable Shares may only be Transferred to a Person in connection with the Transfer to such Person by a Holder of Registrable Shares of such number of Registrable Shares which is not less than 15% of the number of Registrable Shares outstanding on the date of this Agreement, provided that
(i) any such Transferee that is not a party to this Agreement shall have executed and delivered to the Secretary of the Company a properly completed agreement substantially in the form of Exhibit A, and (ii) the Transferor shall have delivered to the Secretary of the Company, no later than 15 days following the date of the Transfer, written notification of such Transfer setting forth the name of the Transferor, name and address of the Transferee, and the number of Registrable Shares which shall have been so Transferred.

      Section 10. Restrictions on Public Sale by Holders of Registrable Shares. Each Holder of Registrable Shares entitled pursuant to this Agreement to have Registrable Shares included in a registration statement prepared pursuant to this Agreement, if so requested by the managing underwriter or underwriters in an underwritten offering or agent for an agented offering of any Registrable Shares, shall not effect any public sale or distribution of shares of Common Stock or any securities convertible into or exchangeable or exercisable for shares of Common Stock, including a sale pursuant to Rule 144 under the Securities Act (except as part of such underwritten or agented registration), during the ten-day period prior to, and during the 90-day period beginning on, the date such registration statement is declared effective under the Securities Act by the Commission, provided that such Selling Holder of Registrable Shares is timely notified of such effective date in writing by the Company or such managing underwriter or underwriters or agent. In order to enforce the foregoing covenant, the Company shall be entitled to impose stop-transfer instructions with respect to the Registrable Shares of each Selling Holder of Registrable Shares until the end of such period.

      Section 11. Covenants of the Company. The Company hereby agrees and covenants as follows:

            11.1. Current Public Information. The Company shall file on a timely basis all reports required to be filed by it under the Exchange Act. If the Company is not required to file reports pursuant to the Exchange Act, upon the request of any Holder of Registrable Shares, the Company shall make publicly available the information specified in subparagraph (c)(2) of Rule 144 of the Securities Act, and take such further action as may be reasonably required from time to time and as may be within the reasonable control of the Company, to enable the Holders of Registrable Shares to Transfer Registrable Shares without registration under the Securities Act within the limitation of the exemptions provided by Rule 144 under the Securities Act or any similar rule or regulation hereafter adopted by the Commission.

            11.2. Restrictions on other Registrations and Sales by the Company.

            (i) The Company shall not, and shall cause its majority owned subsidiaries not to, effect any public sale or distribution of any shares of Common Stock or any securities convertible into or exchangeable or exercisable for shares of Common Stock, during the ten-day period prior to, and during the 90-day period beginning on, the commencement of a public distribution of the Registrable Shares pursuant to any registration statement that was prepared pursuant to Section 2 at the request of Holders of Registrable Shares owning an aggregate of 51% or more of the Registrable Shares then outstanding (other than Transfers by the Company pursuant to such registration if the registration is pursuant to Section 3). The Company shall not effect any registration of its securities (other than on Form S-4, Form S-8, or any successor forms to such forms), or effect any public or private sale or distribution of any of its securities, including a sale pursuant to Regulation D under the Securities Act, whether on its own behalf or at the request of any holder or holders of such securities from the date of a request for a Demand Registration pursuant to Section 2.1 by Holders of Registrable Shares owning an aggregate of 51% or more of the Registrable Shares then outstanding until the earlier of (x) 90 days following the date as of which all securities covered by such Demand Registration statement shall have been Transferred, and
(y) 180 days following the effective date of such Demand Registration statement, unless the Company shall have previously notified in writing all Selling Holders of Registrable Shares of the Company's desire to do so, and Selling Holders of Registrable Shares owning a majority of the Registrable Shares then outstanding or the managing underwriter, if any, shall have consented thereto in writing.

           (ii) Any agreement entered into after the date of this Agreement pursuant to which the Company or any of its majority owned subsidiaries issues or agrees to issue any privately placed securities similar to any issue of the Registrable Shares (other than (x) shares of Common Stock pursuant to a stock incentive, stock option, stock bonus, stock purchase or other employee benefit plan of the Company approved by its Board of Directors, and (y) securities issued to Persons in exchange for ownership interests in any Person in connection with a business combination in which the Company or any of its majority owned subsidiaries is a party) shall contain a provision whereby holders of such securities agree not to effect any public sale or distribution of any such securities during the periods described in the first sentence of
Section 11.2(i), in each case including a sale pursuant to Rule 144 under the Securities Act (unless such Person is prevented by applicable statute or regulation from entering into such an agreement).

            11.3. Mergers, Consolidations, Reorganizations and Transfers of Assets. The Company shall not, directly or indirectly, (x) enter into any merger, consolidation or reorganization in which the Company shall not be the surviving corporation or (y) Transfer or agree to Transfer all or substantially all the Company' s assets unless prior to such merger, consolidation, reorganization or asset Transfer, the surviving corporation or the Transferee, respectively, shall have agreed in writing to assume the obligations of the Company under this Agreement, and for that purpose references hereunder to "Registrable Shares" shall be deemed to include the securities which the Holders of Registrable Shares would be entitled to receive in exchange for Registrable Shares pursuant to any such merger, consolidation or reorganization.

           11.4. Limitations on Subsequent Registration Rights. The Company shall not, without the prior written consent of Holders of Registrable Shares that own an aggregate of 51% or more of the Registrable Shares then outstanding, enter into any agreement (other than this Agreement) with any holder or prospective holder of any securities of the Company which would allow such holder or prospective holder to include securities of the Company in any Demand Registration or Shelf Registration, unless under the terms of such agreement, such holder or prospective holder may include such securities in any such registration only to the extent that the inclusion of his, her or its securities will not diminish the amount of Registrable Shares which may be included.

      Section 12.  Amendment, Modification and Waivers; Further Assurances.

           (i) This Agreement may be amended with the consent of the Company and the Company may take any action herein prohibited, or omit to perform any act herein required to be performed by it, only if the Company shall have obtained the written consent of Holders of Registrable Shares owning Registrable Shares possessing a majority of the combined voting power of the Registrable Shares then outstanding (voting together as a single class) to such amendment, action or omission to act.

           (ii) No waiver of any terms or conditions of this Agreement shall operate as a waiver of any other breach of such terms and conditions or any other term or condition, nor shall any failure to enforce any provision hereof operate as a waiver of such provision or of any other provision hereof. No written waiver hereunder, unless it by its own terms explicitly provides to the contrary, shall be construed to effect a continuing waiver of the provisions being waived and no such waiver in any instance shall constitute a waiver in any other instance or for any other purpose or impair the right of the party against whom such waiver is claimed in all other instances or for all other purposes to require full compliance with such provision.

          (iii) Each of the parties hereto shall execute all such further instruments and documents and take all such further action as any other party hereto may reasonably require in order to effectuate the terms and purposes of this Agreement.

      Section 13. Assignment. This Agreement and all of the provisions hereof shall be binding upon and shall inure to the benefit of the parties hereto and their respective heirs, assigns, executors, administrators or successors; provided, however, that except as specifically provided herein with respect to certain matters, neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned or delegated by the Company without the prior written consent of Holders of Registrable Shares owning Registrable Shares possessing a majority of the combined voting power of the Registrable Shares outstanding (voting together as a single class) on the date as of which such delegation or assignment is to become effective. A Holder of Registrable Shares may Transfer its rights hereunder to a successor in interest to the Registrable Shares owned by such assignor only as permitted by Section 9. This Agreement is not intended to confer any rights or remedies upon any Person other than the parties hereto and their permitted successors and assigns.

      Section 14. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Nevada, without regard to the conflict of laws principles thereof.

      Section 15. Notices. All notices and requests given pursuant to this Agreement shall be in writing and shall be made by hand delivery, first class mail (registered or certified, return receipt requested), telecopier, or overnight courier guaranteeing next business day delivery to the relevant address specified in Schedule 1 to this Agreement or the relevant agreement in the form of Exhibit A whereby such party became bound by the provisions of this Agreement. Except as otherwise provided in this Agreement, the date of each such notice and request shall be deemed, and the date on which each such notice and request shall be deemed given shall be: at the time delivered, if personally delivered or mailed; when transmission is confirmed, if telecopied;

and the next business day after timely delivery to the courier, if sent by overnight courier guaranteeing next business day delivery.

      Section 16. Entire Agreement; Integration. This Agreement supersedes all prior agreements between or among any of the parties hereto with respect to the subject matter contained herein, and this Agreement embodies the entire understanding among the parties relating to such subject matter.

      Section 17. Injunctive Relief. Each of the parties hereto acknowledges that in the event of a breach by any of them of any material provision of this Agreement, the aggrieved party may be without an adequate remedy at law. Each of the parties therefore agrees that in the event of such a breach hereof the aggrieved party may elect to institute and prosecute proceedings in any court of competent jurisdiction to enforce specific performance or to enjoin the continuing breach hereof. By seeking or obtaining any such relief, the aggrieved party shall not be precluded from seeking or obtaining any other relief to which it may be entitled.

     Section 18. Term of Agreement. This Agreement may be terminated at any time by a written instrument signed by the parties hereto. Unless sooner terminated in accordance with the preceding sentence, this Agreement shall terminate in its entirety on such date as there shall be no Registrable Shares outstanding, provided that any shares of Common Stock previously subject to this Agreement shall not be Registrable Shares following the sale of any such shares in an offering registered pursuant to this Agreement.

      Section 19. Section Headings. Section headings are for convenience of reference only and shall not affect the meaning of any provision of this Agreement.

     Section 20. Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be an original, and all of which shall together constitute one and the same instrument. All signatures need not be on the same counterpart.

      Section 21. Severability. If any provision of this Agreement shall be invalid or unenforceable, such invalidity or unenforceability shall not affect the validity and enforceability of the remaining provisions of this Agreement, unless the result thereof would be unreasonable, in which case the parties hereto shall negotiate in good faith as to appropriate amendments hereto.

            IN WITNESS WHEREOF, this Agreement has been duly entered into by the parties hereto as of the date first written above.

                                    ELSINORE CORPORATION

                                        /s/Jeffrey T. Leeds
                                    By:_________________________________
                                       Name:  Jeffrey T. Leeds
                                       Title: President

                                    HOLDERS OF REGISTRABLE SHARES:

                                    MORGENS WATERFALL INCOME PARTNERS,
                                    a New York limited partnership

                                    By:    MW Capital, L.L.C.,
                                           a Delaware limited liability
                                             company
                                    Title: General Partner


                                        /s/ Bruce Waterfall
                                    By: ___________________________________
                                        Name:  Bruce Waterfall
                                        Title: Managing Member

                                    RESTART PARTNERS, L.P.,
                                    a Delaware limited partnership

                                    By:    Prime Group, L.P.,
                                           a Delaware limited partnership
                                    Title: General Partner

                                           By:    Prime, Inc.,
                                                  a Delaware corporation
                                           Title: General Partner

                                                      /s/ Bruce Waterfall
                                                  By: ________________________
                                                      Name:  Bruce Waterfall
                                                      Title: President

                                    RESTART PARTNERS II, L.P.,
                                    a Delaware limited partnership

                                    By:    Prime Group II, L.P.,
                                           a Delaware limited partnership
                                    Title: General Partner

                                         By:    Prime, Inc.,
                                                a Delaware corporation
                                         Title: General Partner

                                                      /s/ Bruce Waterfall
                                                  By: ________________________
                                                      Name:  Bruce Waterfall
                                                      Title: President


                                    RESTART PARTNERS III, L.P.,
                                    a Delaware limited partnership

                                    By:    Prime Group III, L.P.,
                                           a Delaware limited partnership
                                    Title: General Partner

                                           By:    Prime, Inc.,
                                                  a Delaware corporation
                                           Title: General Partner

                                                      /s/ Bruce Waterfall
                                                  By: _______________________
                                                      Name:  Bruce Waterfall
                                                      Title: President


                                    RESTART PARTNERS IV, L.P.,
                                    a Delaware limited partnership

                                    By:    Prime Group IV, L.P.,
                                           a Delaware limited partnership
                                    Title: General Partner

                                           By:    Prime, Inc.,
                                                  a Delaware corporation
                                           Title: General Partner

                                                      /s/ Bruce Waterfall
                                                  By: _______________________
                                                      Name:  Bruce Waterfall
                                                      Title: President

                                    RESTART PARTNERS V, L.P.,
                                    a Delaware limited partnership

                                    By:    Prime Group V, L.P.,
                                           a Delaware limited partnership
                                    Title: General Partner

                                           By:    Prime, Inc.,
                                                  a Delaware corporation
                                           Title: General Partner

                                                      /s/ Bruce Waterfall
                                                  By: _______________________
                                                      Name:  Bruce Waterfall
                                                      Title: President


                                    THE COMMON FUND FOR NON-PROFIT
                                    ORGANIZATIONS,
                                    a New York non-profit corporation

                                    By:  Morgens, Waterfall, Vintiadis &
                                         Company, Inc.,
                                         a New York corporation

                                              /s/ Bruce Waterfall
                                         By: _________________________________
                                             Name:  Bruce Waterfall
                                             Title: President


                                    MWV EMPLOYMENT RETIREMENT PLAN GROUP TRUST

                                          /s/ David Ericson
                                    By:  _____________________________________
                                         Name:  David Ericson
                                         Title: Trustee

                                         /s/ Dan Levinson
                                    By: _________________________________
                                        Name:  Dan Levinson
                                        Title: Trustee

                                         /s/ John Raphael
                                    By: _________________________________
                                        Name:  John Raphael
                                        Title: Trustee

                                         /s/ Joann McNiff
                                    By: _________________________________
                                        Name:  Joann McNiff
                                        Title: Trustee

                                         /s/ Stephanie Catlett
                                    By: ________________________________
                                        Name:  Stephanie Catlett
                                        Title: Trustee

                                    PHOENIX PARTNERS,
                                    a New York limited partnership

                                    By:    MW Management, L.L.C.,
                                           a Delaware limited liability
                                           company
                                    Title: General Partner

                                             /s/ Bruce Waterfall
                                         By: _________________________________
                                             Name:  Bruce Waterfall
                                             Title: Managing Member


                                    BETJE PARTNERS,
                                    a New York limited Partnership

                                    By:  Morgens, Waterfall, Vintiadis
                                         & Company, Inc.
                                         its investment advisor

                                        /s/Bruce Waterfall
                                    By: ______________________________________
                                        Name:  Bruce Waterfall
                                        Title: President


                                    BEA ASSOCIATES

                                         /s/ Misia K. Dudley
                                    By: ______________________________________
                                        Name:  Misia K. Dudley
                                        Title: Senior Vice President

                                                                    SCHEDULE 1

                                                  to Common Stock Registration
                                                              Rights Agreement

                           NAMES AND ADDRESSES FOR DELIVERY OF
                               NOTICES UNDER THE AGREEMENT


COMPANY

Elsinore Corporation
202 Fremont Street
Las Vegas, NV  89101
Attention: President
Telecopy number:  (702) 387-5103

HOLDERS OF REGISTRABLE SECURITIES

Morgens Waterfall Income Partners
10 East 50th Street
New York, New York  10022
Attention: Bruce Waterfall
Telecopy number: (702) 838-5540

Restart Partners, L.P.
10 East 50th Street
New York, New York  10022
Attention: Bruce Waterfall
Telecopy number: (702) 838-5540

Restart Partners II, L.P.
10 East 50th Street
New York, New York  10022
Attention: Bruce Waterfall
Telecopy number: (702) 838-5540

Restart Partners III, L.P.
10 East 50th Street
New York, New York  10022
Attention: Bruce Waterfall
Telecopy number: (702) 838-5540

Restart Partners IV, L.P.
10 East 50th Street
New York, New York  10022
Attention: Bruce Waterfall
Telecopy number: (702) 838-5540

Restart Partners V, L.P.
10 East 50th Street
New York, New York  10022
Attention: Bruce Waterfall
Telecopy number: (702) 838-5540

The Common Fund for Non-Profit Organizations
c/o Morgens, Waterfall, Vintiadis & Company, Inc.
10 East 50th Street
New York, New York  10022
Attention: Bruce Waterfall
Telecopy number: (702) 838-5540

MWV Employee Retirement Plan Group Trust
10 East 50th Street
New York, New York  10022
Attention: Bruce Waterfall
Telecopy number: (702) 838-5540

Betje Partners
10 East 50th Street
New York, New York  10022
Attention: Bruce Waterfall
Telecopy number: (702) 838-5540

Phoenix Partners
10 East 50th Street
New York, New York  10022
Attention: Bruce Waterfall
Telecopy number: (702) 838-5540

BEA Associates
1 Citicorp
153 East 53rd Street, 57th Floor
New York, New York  10022
Attention: Misia Dudley
Telecopy number: (212) 759-3772 or
      (212) 355-1545

                                                                     EXHIBIT A

                                                  to Common Stock Registration
                                                              Rights Agreement

                                 AGREEMENT TO BE BOUND
                       BY THE COMMON STOCK REGISTRATION RIGHTS AGREEMENT

            The undersigned, being the transferee of shares of the common stock, $0.001 par value per share [or describe other capital stock received in exchange for such common stock] (the "Registrable Shares"), of Elsinore Corporation, a Nevada corporation (the "Company"), as a condition to the receipt of such Registrable Shares, acknowledges that matters pertaining to the registration of such Registrable Shares are governed by the Common Stock Registration Rights Agreement dated as of , 1997 initially by and among the Company and the Holders of Registrable Shares referred to therein (the "Agreement"), and the undersigned hereby (1) acknowledges receipt of a copy of the Agreement, and (2) agrees to be bound as a Holder of Registrable Shares by the terms of the Agreement, as the same has been or may be amended from time to time.

Agreed to this        day of ,           .


*
*

*  Include address for notices